UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 2, 2012	By:	/s/ Luo Zhuping
Name: Luo Zhuping Title: Director and Company Secretary

 Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

ARTICLES OF ASSOCIATION OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

OF THE BOARD OF DIRECTORS

(Adopted by resolution at a regular meeting of the Board of Directors of the Company held on August 25, 1999.)

(Amended at a regular meeting of the Board of Directors of the Company held on April 3, 2003.)

(Amended a regular meeting of the Board of Directors of the Company held on April 12, 2005.)

(Amended and given effect at a regular meeting of the Board of Directors of the Company held on August 10, 2009.)

1. LEGAL BASIS FOR THE ESTABLISHMENT OF THE

AUDIT AND RISK MANAGEMENT COMMITTEE

Based on Sections 3.21 and 3.22 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and Annex 14 thereto – Code of Best Practice and Code on Corporate Governance Practices, the Company has decided, pursuant to a resolution of the Board of Directors, to establish the Audit and Risk Management Committee of China Eastern Airlines Corporation Limited (the “Audit and Risk Management Committee”), and has formulated these Articles of Association of the Audit and Risk Management Committee (“these Articles of Association”). The formulation and amendment of these Articles of Association are subject to compliance with other applicable laws, statutes and securities exchange rules including, without limitation, the Standards for the Governance of Listed Companies issued by the China Securities Regulatory Commission, the Hong Kong Listing Rules, the USA’s 2002 Sarbanes-Oxley Act and the relevant regulations issued thereunder, as well as the Rules for Listed Companies of the New York Stock Exchange, etc.

The Audit and Risk Management Committee is a specialist committee subordinate to the Company’s Board of Directors. Its main duties are to investigate and monitor the Company’s financial reports and internal control systems, to investigate and evaluate the overall risk management carried out by the Company, especially the risk management and risk control systems for major decisions, major matters and important business, and to supervise the implementation thereof.

The finance and accounting department is in charge of preparing the Company’s domestic and international financial reports. The audit department is in charge of the Company’s internal audit, internal control and day-to-day risk management tasks.

2. MEMBERSHIP

1.	Membership and Requirements

The Audit and Risk Management Committee shall be composed of three non-executive directors, of whom the majority shall be independent non-executive directors. At least one member of the Audit and Risk Management Committee must be a specialist in an appropriate area of accounting or financial management and confirmed by the Board of Directors as complying with the Hong Kong Listing Rules. The members of the Audit and Risk Management Committee may not simultaneously serve as members of the audit and risk management committee of more than three listed companies unless, however, the Board of Directors confirms that the concurrent appointment will not be detrimental to the candidate’s ability to effectively perform his/her duties as a member of the Company’s Audit and Risk Management Committee, and such confirmation is disclosed in the annual report.

In addition, under the Hong Kong Listing Rules, any former partner in the audit firm responsible for auditing the Company’s accounts (if applicable) may not become a member of the Audit and Risk Management Committee within one year from the later of the date on which he/she ceases to be a partner in such firm or the date on which he/she ceases to have a financial interest in such firm.

2.	Nomination and Appointment of Members

The members of the Audit and Risk Management Committee may be nominated by the Chairman of the Board, a majority of the independent directors, or not less than one-third of all of the directors. The candidates shall be selected and appointed by the Board of Directors.

3.	Appointment of the Chairman

The Audit and Risk Management Committee shall have one Chairman (convener). The Chairman shall be selected from among those committee members who are independent non-executive directors, and appointed by the Board of Directors. The Chairman shall be responsible for presiding over the work of the Audit and Risk Management Committee.

4.	Term of Office

The term of office of the members of the Audit and Risk Management Committee shall be the same as the term of office of the members of the Board of Directors. Upon expiration of his/her term of office, a Committee member may serve consecutive terms if reappointed. If, during his/her term of office, a Committee member ceases to be a director of the Company or a Committee member whose status should be that of an independent director ceases to be independent as stipulated in the Company’s Articles of Association, such Committee member shall automatically lose his/her membership status, and the Board of Directors shall appoint a replacement pursuant to paragraphs (1) to (3) above.

5.	Secretary to the Audit and Risk Management Committee

The Audit and Risk Management Committee shall have one Secretary, who shall be appointed by the Chairman of the Audit and Risk Management Committee. The Secretary to the Audit and Risk Management Committee shall be responsible for day-to-day tasks and liaison, and for organizing meetings, etc.

6.	Other than those members who receive remuneration as directors, the members of the Audit and Risk Management Committee shall not receive, directly or indirectly, any consulting fees, advisory fees or other remuneration from the Company.

3. ATTENDANCE AT MEETINGS

1.	Meetings of the Audit and Risk Management Committee may be convened only if not less than two-thirds of its members are present (in person or by proxy). Each member shall have one vote. The adoption of any resolution at a meeting shall require the affirmative vote of a majority of all members of the Committee.

2.	The Company’s financial controller, head of the Company’s finance and accounting department, head of the Company’s audit department and representative of the Company’s external auditor have the right to attend the meetings of the Audit and Risk Management Committee.

3.	Members of the Audit and Risk Management Committee may invite the Company’s directors, supervisors and senior management personnel to attend meetings in a non-voting capacity. However, the Audit and Risk Management Committee shall convene at least one meeting each year at which no executive directors of the Company are present.

4.	The Secretary to the Audit and Risk Management Committee has the right to attend meetings in a non-voting capacity.

5.	The persons who attend the meetings of the Committee bear an obligation of non-disclosure with respect to the matters discussed at the meetings, and may not disclose relevant information without permission.

4. MEETING FREQUENCY AND METHODS

1.	The Audit and Risk Management Committee shall hold not less than four regular meetings each year. If the Chairman of the Audit and Risk Management Committee or the external auditor deems it to be necessary, he/she may request that an extraordinary meeting of the Audit and Risk Management Committee be convened.

2.	In the case of the regular meetings of the Audit and Risk Management Committee, each member shall be notified seven days in advance of the meeting, and the meeting shall be presided over by the Chairman of the Audit and Risk Management Committee. If the Chairman is unable to attend, he/she may appoint another member to preside over the meeting.

In the case of extraordinary meetings of the Audit and Risk Management Committee, each member shall be notified three days in advance. If, in an emergency, an extraordinary meeting needs to be convened as quickly as possible, notice of the meeting may be given by telephone or orally or by other means at any time; however, the convener shall explain the circumstances at the meeting.

3.	Members of the Audit and Risk Management Committee and other persons with the right to attend meetings of the Audit and Risk Management Committee may participate in such meetings by teleconference or similar means provided that each person present at the meeting is able to hear and communicate with the others. Extraordinary meetings may be convened by means of voting by correspondence.

5. PURPOSE OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

The purpose of the Audit and Risk Management Committee is to assist the Board of Directors to supervise the following:

(1)	the truthfulness of the Company’s financial statements;

(2)	the Company’s compliance with laws and oversight requirements;

(3)	the qualifications and independence of the external auditor;

(4)	the Company’s audit department (the Company’s audit department shall be responsible to and report its work to the Audit and Risk Management Committee, accept supervision by and guidance from the Audit and Risk Management Committee, and complete the tasks assigned to it by the Audit and Risk Management Committee);

(5)	the performance of the external auditor (the Board of Directors shall make due and transparent arrangements regarding the application of the principles for financial reporting and internal supervision and control, and the maintenance of an appropriate relationship with the Company’s auditor); and

(6)	the systems for risk management and risk control in the Company’s major decisions, major matters and important business, and the implementation thereof.

6. FUNCTIONS AND POWERS OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

1.	The Audit and Risk Management Committee shall have funds, other resources and the relevant powers necessary to perform its duties, including the power to select, engage and dismiss special or independent legal counsel, accountants or other experts and advisors and the power to approve the fees and other terms of engagement for such advisors without need for approval from the Board of Directors or the management. Based on the decisions made by the Audit and Risk Management Committee as a committee subordinate to the Board of Directors, the Company shall provide appropriate funds for payment of:

(1)	the remuneration of the external auditor and any other registered accounting firm retained by the Company for preparation or issuance of audit reports of the Company or the performance of other audit, investigation or verification services;

(2)	the remuneration of advisors engaged by the Audit and Risk Management Committee;

(3)	the necessary and appropriate normal administrative expenses incurred by the Audit and Risk Management Committee for the performance of its duties.

2.	The Audit and Risk Management Committee may obtain any information it requires from any of the Company’s employees. All employees shall cooperate with requests made by the Audit and Risk Management Committee.

3.	The Audit and Risk Management Committee may seek external legal or other independent professional opinions. If necessary, it may invite outside persons with the relevant experience and professional knowledge to attend its meetings.

7. DUTIES OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee shall have the following duties.

1.	The Audit and Risk Management Committee is responsible for making recommendations to the Board of Directors regarding such tasks as engaging, dismissing or ceasing to engage the external auditor and the relevant fees therefor, etc., approving the remuneration and terms of engagement of the external auditor, handling any issues relating to the resignation or dismissal of the external auditor, and submitting any matters requiring a decision by the Shareholders’ General Meeting through the Board of Directors to the Shareholders’ General Meeting for final review and approval. The Audit and Risk Management Committee is also in charge of overseeing the work of the external auditor, including resolving any disagreements between the management and the auditor concerning the financial statements. The external auditor shall report its work to the Audit and Risk Management Committee.

2.	The Audit and Risk Management Committee is responsible for making recommendations to the Board of Directors regarding such relevant tasks as engaging, dismissing or ceasing to engage other registered accounting firms which prepare or issue audit reports for the Company or perform other audit, investigation or verification services and the fees therefor, approving the remuneration and terms of engagement of such accounting firms, and handling any issues relating to the resignation or dismissal of the same. The Audit and Risk Management Committee is also in charge of overseeing the work of such other registered accounting firms. Such other registered accounting firms shall report their work to the Audit and Risk Management Committee.

3.	The Audit and Risk Management Committee shall examine and supervise the external auditor in accordance with the applicable criteria to see whether it is independent and objective and whether its audit procedures are effective. The Audit and Risk Management Committee shall pre-approve all audit and non-audit services to be provided by the external auditor, or formulate the appropriate procedures for such pre-approval, and take into account whether the non-audit services provided to the Company by the external auditor could affect the external auditor’s independence. The Audit and Risk Management Committee may, at its own discretion, authorize one or more members to pre-approve any audit or non-audit services to be provided by the external auditor to the Company provided, however, that such pre-approval shall be submitted to the Audit and Risk Management Committee for adoption at its next meeting. With respect to this provision, the external auditor shall include any organization under common control, ownership or management with the firm responsible for auditing the Company, or any organization which can reasonably be determined by a third party with reasonable knowledge of all relevant information as belonging to the local or international business carried out by the firm responsible for auditing the Company. The Audit and Risk Management Committee shall report to the Board of Directors any action or improvement it deems necessary, and recommend the steps to be taken.

4.	The Audit and Risk Management Committee shall require the external auditor to submit to it at least one annual report covering the requirements set out in this paragraph for its review. The internal control measures of the firm to be included in the report shall be: any major issues discovered during the most recent inspection of internal controls or peer review of the firm, and any issues discovered during an investigation or inspection by a government authority or any industry self-regulatory organization of any one or more independent audit tasks engaged in by the firm during the most recent five years together with the steps taken to address such issues. The Audit and Risk Management Committee shall discuss with the external auditor any relationships or services disclosed in such reports which could affect its objectivity and independence as the Company’s external auditor. The Audit and Risk Management Committee shall examine all relations between the external auditor and the Company to evaluate the external auditor’s independence.

5.	For any audit, the Audit and Risk Management Committee shall require the external auditor to provide the report on the Company’s audited annual financial statements in a timely manner. The report shall include the following:

(1)	all of the key accounting policies used and the application of the same;

(2)	all other methods of handling financial information that are consistent with the requirements of generally accepted accounting principles and have been discussed in advance with management, results using other relevant disclosures and methods of treatment, and the methods of treatment which the external auditor considers should be used;

(3)	any material written correspondence between the external auditor and the management, such as letters to the management and lists of relevant disagreements.

6.	Prior to commencing audit procedures, the Audit and Risk Management Committee shall discuss the nature and the scope of the audit and the relevant reporting duties with the external auditor. If the work will be undertaken by more than one audit firm, the Audit and Risk Management Committee shall ensure that various firms coordinate the work among themselves. The Audit and Risk Management Committee shall discuss with the management the schedule and procedures for rotation of the audit firm’s handling partner, agreed partners and other partners actively involved in the Company's audit work.

7.	The Audit and Risk Management Committee shall examine the appointment and replacement of the person in charge of the Company’s audit department.

8.	The Audit and Risk Management Committee shall require the person in charge of the Company’s audit department to submit to it the major reports prepared by the audit department for the management or the key points thereof, as well as the management’s feedback thereon.

9.	The Audit and Risk Management Committee shall review plans for internal audits, ensure that the staff of the Company’s audit department and the external auditor coordinate with each other, and ensure that the Company’s audit department has adequate resources and the appropriate status within the Company.

10.	The Audit and Risk Management Committee shall examine the Group’s financial and accounting policies and affairs. It shall require the management, the Company’s audit department and the external auditor to submit to it in a timely manner the relevant accounting principles and policies and financial reports, as well as reports analyzing the major issues concerning, and methods of, the internal control measures used for financial reports.

11.	The Audit and Risk Management Committee shall supervise the integrity of the Company’s financial statements, financial reports and accounts, and review the substantive opinions set out in such statements and reports concerning financial reporting. Regarding this, when the Audit and Risk Management Committee reviews the relevant statements and reports prior to submitting the relevant reports and accounts to the Board of Directors, it shall pay particular attention to the following:

(1)	any changes in accounting policies and accounting practice;

(2)	all main categories requiring exercise of judgment;

(3)	major adjustments which need to be made after the accounts have been audited;

(4)	continuing operations assumptions and any qualified opinions;

(5)	the degree of compliance with professional accounting standards; and

(6)	the degree of compliance with stock exchange rules (including the Hong Kong Listing Rules) and relevant laws and regulations.

In addition, the Audit and Risk Management Committee shall be responsible for examining and reviewing the Management Letter or any other reports or letters submitted to it by the external auditor (and the corresponding responses from the Company’s management or audit department). Such reports or letters may involve, without limitation:

(1)	any inadequacies in internal controls discovered during an audit (including major deficiencies and material weaknesses) as well as other matters concerning internal controls relating to accounting records and financial reports;

(2)	taking into account false information which may be uncovered in the course of auditing the financial statements;

(3)	discovery of unlawful acts;

(4)	any limitations on the scope of the audit;

(5)	major accounting policies;

(6)	judgments and accounting estimates made by the management;

(7)	disagreements with management;

(8)	judgments made by the external auditor concerning the quality of the Company’s accounting principles; and

(9)	review by the external auditor of interim financial information.

12.	With respect to Article 11 above, the Audit and Risk Management Committee shall hold meetings with the Board of Directors, the management, the Company’s qualified accountants, the external auditor and, if necessary, the person in charge of the Company’s audit department (the Audit and Risk Management Committee must hold a meeting with the Company’s external auditor at least once each year) to carry out the following tasks:

(1)	discuss the scope of the annual audit;

(2)	discuss all of the Company’s quarterly financial statements and reports as well as its audited annual financial statements, including examining the specific disclosures to be made in the Company’s Business Review and the Management Discussion and Analysis. During such discussions and examinations, the Audit and Risk Management Committee shall take into consideration each of the points listed in Article 11 above. In addition, the Audit and Risk Management Committee shall consider any major or extraordinary matters which are or need to be reflected in such reports and accounts, and must duly consider any matters raised by the Company’s qualified accountants, compliance officer(s) or auditor(s) regarding:

(a)	any changes in accounting policies and accounting practice;

(b)	all main categories requiring exercise of judgment;

(c)	major adjustments which need to be made after the accounts have been audited;

(d)	continuing operations assumptions;

(e)	the degree of compliance with professional accounting standards; and

(f)	the degree of compliance with stock exchange rules and relevant laws and regulations;

(3)	discuss any major issues arising during audits, including any audit problems or difficulties with the Company’s financial statements pointed out to it, irrespective of whether these have been pointed out by the management, the Company’s audit department or the external auditor;

(4)	discuss any difficulties encountered by the external auditor in the course of the audit, including any restrictions on its activities or access to information requested, and any major disagreements with the management;

(5)	discuss any “management proposals” or “internal control proposals” which the external auditor will submit or is considering submitting to the Company;

(6)	discuss the following matters, as appropriate:

(a)	any major matters relating to the accounting principles and the financial statements, including any major changes in the Company’s selection or application of the accounting principles, any major matters which have a bearing on the soundness of the Company’s internal controls, and any special audit measures to be taken in relation to major defects in such internal controls;

(b)	analysis by the management and/or the external auditor of major matters in the financial reports and the judgments made for the preparation of the financial statements, including analysis of the impact on the financial statements of using any accounting treatment methods other than generally accepted accounting principles;

(c)	supervision and audit measures, and the impact of off-balance sheet transactions on the Company’s financial statements; and

(7)	if necessary, the Audit and Risk Management Committee shall hold separate regular meetings with, respectively, the management, the external auditor and the Company’s audit department to discuss such issues as the Audit and Risk Management Committee or other persons present at the meeting consider need separate discussion in order to ensure that the Board of Directors responds in a timely manner to the matters raised by the external auditor.

13.	The Audit and Risk Management Committee shall review the Company’s financial supervision and control and its internal supervision and control. It shall discuss the internal supervision and control systems with the management to ensure that the management performs its duty to establish effective internal supervision and control systems. The Audit and Risk Management Committee shall, at its own discretion or as entrusted by the Board of Directors, study the results of major investigations into, and the management’s feedback concerning, relevant internal supervision and control matters.

14.	The Audit and Risk Management Committee shall discuss issues and doubts arising after the audit of the interim and end-of-period accounts, and any other issues which the auditor wishes to discuss (if necessary, such discussions may be conducted without management personnel being present).

15.	The Audit and Risk Management Committee shall review statements made by the Company concerning its internal supervision and control systems (such as statements of this nature made in annual reports or internal journals) before these are submitted to the Board of Directors for signature.

16.	The Audit and Risk Management Committee shall review the Form 20-F annual report submitted annually by the Company to the US Securities & Exchange Commission (the “SEC”).

17.	The Audit and Risk Management Committee shall discuss the type and scope of the information to be disclosed in press releases concerning the Company’s profits and in the financial information and profitability reference materials provided to analysts and ratings agencies.

18.	The Audit and Risk Management Committee shall consider the major findings from internal investigations and give feedback to the management.

19.	The Audit and Risk Management Committee shall question the Company’s general manager and financial controller about the following: whether there are any major defects in the internal controls in terms of their design or operation which could result in a negative impact on the Company’s ability to record, process, summarize and/or report its financial data; whether there are any major weaknesses in the internal controls; and whether there has been any fraudulent behavior (irrespective of the degree of seriousness) involving management personnel, or involving other employees who play a major role in the Company’s internal controls.

20.	The Audit and Risk Management Committee shall establish a system for accepting, keeping and handling complaints received by the Company in relation to accounting or internal audit controls or audit matters, and a system for the Company’s employees to be able to make anonymous complaints in confidence concerning the accounting, audit or internal supervision and control, etc. matters in question, so that the Company can conduct an impartial and independent investigation of such matters and take the appropriate action.

21.	The Audit and Risk Management Committee shall examine and discuss reports concerning any major violations of laws or regulations submitted to it by the Company’s lawyers or external legal advisors pursuant to SEC regulations concerning the duties of attorneys.

22.	If a former employee of the external auditor has previously been involved in auditing the Company in a previous annual audit, the Audit and Risk Management Committee shall ensure that during the period covered by the next annual audit, the Company does not employ him/her in a position in which he/she is in charge of the Company’s financial statements.

23.	The Audit and Risk Management Committee shall examine and evaluate the Company’s overall risk controls and supervise implementation of the same.

(1)	The Audit and Risk Management Committee shall examine and evaluate the risk management and risk control systems and tasks of the Company’s management in such areas as major decision-making, major matters and important business, and supervise implementation of the same.

(2)	The Audit and Risk Management Committee shall periodically (once every half year) listen to the risk management and evaluation report given by the Company’s management (for the reporting mechanism, see Annex 2).

(3)	The Audit and Risk Management Committee shall evaluate the Company’s work in the area of risk management and risk control, and submit proposals for improving risk management and risk control to the Board of Directors.

(4)	The Audit and Risk Management Committee shall assist the Planning and Development Committee at its request to carry out a risk analysis of major strategic investment projects currently being implemented and to alert the Company of the potential risks, in order to prevent such risks from occurring.

(5)	If necessary, the Audit and Risk Management Committee shall engage experts or professional organizations to research specific topics.

(6)	The Audit and Risk Management Committee shall handle other matters as authorized by the Board of Directors.

24.	The Audit and Risk Management Committee shall examine and evaluate the Company’s risk management and risk control systems for aircraft fuel, foreign exchange and interest rate hedging transactions, and supervise the implementation of the same.

(1)	At the beginning of each year, the Audit and Risk Management Committee shall examine and evaluate the annual work plan and annual authorization scheme of the Company’s management for the Company’s aircraft fuel, foreign exchange and interest rate hedging transactions (for the reporting mechanism, see Annex 2), submit the same for deliberation by the Board of Directors, and submit its recommendations in respect thereof.

(2)	The Audit and Risk Management Committee shall periodically (once every half year) listen to the report from the Company’s management concerning the Company’s aircraft fuel, foreign exchange and interest rate hedging transactions.

(3)	The Audit and Risk Management Committee shall provide support for the inspection, supervision and risk evaluation carried out by the Company’s audit department in respect of the Company’s aircraft fuel, foreign exchange and interest rate hedging transactions.

(4)	If necessary, the Audit and Risk Management Committee shall engage experts or professional organizations to research specific topics.

25.	The Audit and Risk Management Committee shall consider other matters as authorized by the board of Directors.

When performing the relevant duties, the Audit and Risk Management Committee may make reference to certain of the suggestions contained in the Hong Kong Listing Rules annexed hereto.

8. REPORTING PROCEDURES

1.	A complete record of the meetings of the Audit and Risk Management Committee shall be kept by its Secretary. The first drafts and the final versions of the minutes of the meetings of the Audit and Risk Management Committee shall be sent to all of the members of the Committee within a reasonable time after such meetings. First drafts are provided for comment by members; final versions are provided for members’ records.

2.	The Secretary to the Audit and Risk Management Committee must circulate the minutes of its meetings to all of the members of the Board of Directors.

3.	Not less than twice each year, the Chairman of the Audit and Risk Management Committee must submit to the Board of Directors a report on the work of, and the results of inspections carried out by, the Audit and Risk Management Committee.

9. AUTHORITY

1.	The duties of the Audit and Risk Management Committee may not be delegated to any other committee answerable to the Board of Directors.

2.	The Audit and Risk Management Committee may delegate all or some of its functions and powers to (a) sub-committee(s) established by it (if any).

10. EVALUATION

The Audit and Risk Management Committee shall carry out an annual self-evaluation by reference to the requirements set out herein, and report the results thereof to the Board of Directors. If a member has any proposals for improving these Articles of Association, such proposals may be included in the annual evaluation report presented to the Board of Directors. The annual evaluation report may be presented in any form which the Audit and Risk Management Committee considers appropriate, including an oral report to the Board of Directors by the Chairman of the Audit and Risk Management Committee or (an)other member(s) of the Audit and Risk Management Committee designated by him for this purpose.

Board of Directors

China Eastern Airlines Corporation Limited

August 10, 2009

ANNEX 1 TO THE ARTICLES OF ASSOCIATION

OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

1.	The Audit and Risk Management Committee may consider establishing the following procedures to review and monitor the independence of the external auditor:

(1)	considering all relationships between the Company and its auditor (including the provision of non-audit services);

(2)	seeking from the auditor, on an annual basis, information about the policies and procedures adopted by the auditor to maintain its independence and to monitor compliance with relevant requirements (such requirements including current regulations for rotation of audit partners and staff);

(3)	meeting with the auditor at least annually, in the absence of the management, to discuss matters relating to its audit fees, any matters arising from the audit and any matters which the auditor wishes to raise.

2.	The Audit and Risk Management Committee may consider formulating policies for the engagement of the employees or former employees of the external auditor in conjunction with the Board of Directors and shall monitor the application of such policies. The Audit and Risk Management Committee should consider whether, in the light of this, there has been (or there is the appearance of) any impairment of the auditor’s judgment or independence in respect of the audit.

3.	The Audit and Risk Management Committee is normally expected to ensure that the provision by the external auditor of non-audit services does not impair its independence or objectivity. When evaluating the independence or objectivity of non-audit services provided by the external auditor, the Audit and Risk Management Committee may consider the following:

(1)	whether the skill and experience of the auditor make it suitable to provide the Company with non-audit services;

(2)	whether safeguards have been established to ensure that the provision of such services by the external auditor does not pose a threat to the objectivity and independent of its audit work; and

(3)	the nature of the non-audit services, the level of the relevant fees, the level of the fees for services individually and in the aggregate relative to the auditor in question, and the criteria for determining the remuneration for the staff performing the audit.

ANNEX 2 TO THE ARTICLES OF ASSOCIATION

OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

The reporting mechanism for the Audit and Risk Management Committee to perform its duty to inspect and evaluate the Company’s overall risk management and supervise implementation of the same shall be as follows:

1.	The Audit and Risk Management Committee is a specialist committee subordinate to the Company’s Board of Directors. It is mainly responsible for inspecting and evaluating the overall risk management carried out by the Company, especially the risk management and risk control systems for major decisions, major matters and important business, and for supervising the implementation thereof.

2.	The Company’s management is responsible for reporting the particulars of the risk management and risk control tasks carried out by the Company to the Audit and Risk Management Committee. The audit department is responsible for specific implementation, and for drafting the risk management evaluation reports.

3.	In January or February each year, the Company’s management shall submit to the Audit and Risk Management Committee an annual risk management evaluation report setting out the risk management and risk control work carried out during the preceding year. In July or August each year, the Company’s management shall submit to the Audit and Risk Management Committee a semi-annual risk management evaluation report setting out the risk management and risk control work carried out during the first half of the year.

4.	The annual and semi-annual risk management evaluation reports shall mainly include: (i) details of the risk management work carried out; (ii) the main risks which the Company is facing or will face at the current stage; (iii) the measures to manage and control risk adopted by the Company and the additional risk counter-measures to be taken in the future; and (iv) matters requiring a decision by the Board of Directors.

5.	In January or February each year, the officers of the Company with responsibility for aircraft fuel, foreign exchange and interest rate hedging transactions shall submit on behalf of the management to the Audit and Risk Management Committee the annual work plan and annual authorization scheme for the Company’s aircraft fuel, foreign exchange and interest rate hedging transactions. Once these have been examined and verified by the Audit and Risk Management Committee, they shall be submitted to the Board of Directors for review and approval.

6.	Once the Audit and Risk Management Committee has heard a report from the management, it shall report to the Board of Directors or make recommendations.